The Real Brokerage to Present at the 17th Annual Needham
Technology & Media Conference

TORONTO and NEW YORK, May 12, 2022 /PRNewswire/ -- The Real Brokerage Inc. (" Real " or the " Company ") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, announced today that Tamir Poleg, Chairman and Chief Executive will be presenting at 17th Annual Needham Technology & Media Conference on Tuesday, May 17, 2022 at 8:00am ET.

Real's remarks will be broadcast live and can be accessed by interested parties at the link below.

Date: Tuesday, May 17, 2022
Time: 8:00 a.m. ET
Webcast link: https://wsw.com/webcast/needham120/reax/2245968

About Real

Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia , and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:
The Real Brokerage Inc.
Elisabeth Warrick
elisabeth@therealbrokerage.com

Investors, for more information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908-280-2515